CITY NATIONAL ROCHDALE FUNDS

AMENDMENT TO INVESTMENT MANAGEMENT AGREEMENT

This AMENDMENT TO INVESTMENT MANAGEMENT AGREEMENT is made and effective as of the 3rd day of December, 2013, by and between City National Rochdale Funds (formerly known as “CNI Charter Funds”), a Delaware statutory trust (hereinafter referred to as the “Trust”), and City National Rochdale, LLC, a Delaware limited liability company (hereinafter referred to as the “Adviser”).

WHEREAS, the Adviser serves as the investment adviser to various series of the Trust (the “Funds”) pursuant to an investment management agreement between the Trust and CCM Advisers, LLC, a Delaware limited liability company, dated October 1, 2005, as subsequently amended, and assigned to and assumed by the Adviser (the “Agreement”); and

WHEREAS, the parties wish to amend the Agreement to add certain additional provisions for the benefit of the Funds and their respective shareholders;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree that the Agreement shall be amended as follows:

1.  Section 12(b) of the Agreement is amended to read in full as follows:

“Each party to this Agreement shall indemnify and hold harmless the other party and the shareholders, directors, managers, trustees, officers and employees of the other party (any such person, an ‘Indemnified Party’) against any loss, liability, claim, damage or expense (including the reasonably cost of investigating and defending any alleged loss, liability, claim, damage or expenses and reasonable counsel fees incurred in connection therewith) arising out of the Indemnified Party’s performance or non-performance of any duties under this Agreement provided, however, that nothing herein shall be deemed to protect any Indemnified Party against any liability to which such Indemnified Party would otherwise be subject by reasons of willful misfeasance, bad faith or gross negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties under this Agreement.”

2.  Section 12(d) is added to the Agreement to read in full as follows:

“The Adviser shall have responsibility for the accuracy and completeness (and liability for the lack thereof) of the statements in each Fund’s offering materials (including the prospectus, the statement of additional information, advertising and sales materials), except for information provided by the administrator of the Trust or another third party for inclusion therein.”

3.  Section 12(e) is added to the Agreement to read in full as follows:

“The Adviser shall be liable to each Fund for any loss (including brokerage charges) incurred by that Fund as a result of any improper investment made by the Adviser.”

4.  Section 21 of the Agreement is amended to read in full as follows:

“Notice of Declaration of Trust.  The Adviser acknowledges and agrees that the Trust’s obligations under this Agreement with respect to any Fund shall be limited to the Fund and its respective assets, and that the Adviser shall not seek satisfaction of any such obligation from the shareholders of the Fund nor from any trustee, officer, employee or agent of the Trust or the Funds.”

Except as set forth herein, the terms and provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Investment Management Agreement to be duly executed by their duly authorized officers on the day and year first above written.

CITY NATIONAL ROCHDALE FUNDS		CITY NATIONAL ROCHDALE, LLC

By:	/s/ Anthony Sozio	By:	/s/ Kurt Hawkesworth
	Anthony Sozio, Vice President		Kurt Hawkesworth, COO